UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40527

DIGI POWER X INC.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K of Digi Power X Inc. (the “Company”) is hereby incorporated by reference as an exhibit to the Company’s Registration Statement on Form F-10, as amended (File No. 333-286520). On May 30, 2025, the Registrant filed with the Canadian Securities Regulatory Authority on the System for Electronic Data Analysis and Retrieval + a material change report that included a copy of a press release, a copy of which is attached hereto and furnished herewith as Exhibit 99.2.

Exhibits

Exhibit No.	Description
99.1	Sales Agreement, by and between Digi Power X Inc. and A.G.P./Alliance Global Partners, dated May 30, 2025.
99.2	Material Change Report dated May 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGI POWER X INC.

By:	/s/ Michel Amar
	Name:	Michel Amar
	Title:	Chief Executive Officer

Date: June 2, 2025

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